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                                NovaCare, Inc.
                            1016 West Ninth Avenue
                     King of Prussia, Pennsylvania  19406



                               September 8, 1999

NovaCare Employee Services, Inc.               Fidelity Ventures Limited
2621 Van Buren Avenue                          82 Devonshire Street, R25C
Norristown, Pennsylvania  19403                Boston, Massachusetts  02109-3614
Attention:  President                          Attention:  George Hertz

Patricof & Co. Ventures, Inc.                  AFLAC, Incorporated
455 South Gulph Road, Suite 410                1932 Wynnton Road
King of Prussia, Pennsylvania  19406           Columbus, Georgia  31999
Attention: Gregory M. Case                     Attention: Kriss Cloninger, III

           Re:  Indemnification for Unified Damages and Surety Bonds
                ----------------------------------------------------

Dear Sirs:

          Reference is made to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 8, 1999 by and among Plato Holdings, Inc., a Delaware corporation ("Parent"), New Plato Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and NovaCare Employee Services, Inc., a Delaware corporation ("NCES").

                              I.  Unified Damages
                                  ---------------

          Reference is further made to the Agreement of Purchase and Sale (the "Unified Purchase Agreement"), dated as of June 16, 1999 by and among Unified Management Corporation, an Illinois corporation ("UMC"), certain affiliated corporations of UMC (the "Affiliated Corporations", and together with UMC, collectively, "Unified"), the shareholders of Unified (the "Unified Shareholders"), and NCES.

          NovaCare, Inc. ("NovaCare"), the principal stockholder of NCES, understands that NCES has informed the Unified Shareholders of its intention to terminate (the "Unified Termination") the Unified Purchase Agreement and further understands that Patricof & Co. Ventures, Inc. ("Patricof"), Fidelity Ventures Limited ("Fidelity"), and AFLAC Incorporated ("AFLAC"), the ultimate equity holders of Parent (Patricof, Fidelity and AFLAC are collectively referred to as the "Investors"), are seeking protection against any actions that might be brought against the Investors or NCES as a result of the Unified Termination.
In order to induce NCES and the Investors to enter into the Merger Agreement, NovaCare hereby agrees (a) to use commercially reasonable efforts to obtain a general release from Unified and each of the Unified Shareholders

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from any claims or actions arising from or relating to the Unified Termination and (b) to indemnify and hold harmless NCES and each of the Investors and their respective subsidiaries, affiliates, officers, directors, partners, employees, representatives, successors or assigns (the "Investors Indemnified Parties") from and against any and all losses, claims, assessments, demands, damages, liabilities, obligations, costs and/or expenses whatsoever, including, without limitation, Unified Counsel Expenses (as hereinafter defined), sustained or incurred by NCES or any of the Investors Indemnified Parties as a result of, or arising from, directly or indirectly, any action brought or claim made by or on behalf of Unified and/or any of the Unified Shareholders against NCES or any of the Investors Indemnified Parties as a result of the Unified Termination, including any amount paid in settlement with the consent of NovaCare (which consent shall not be unreasonably withheld). For purposes hereof, "Unified Counsel Expenses" shall mean reasonable fees and disbursements of counsel howsoever sustained or incurred by NCES or the Investors.

                               II.  Surety Bonds
                                    ------------

          Each of NovaCare and NCES acknowledges that, Exhibit A attached hereto sets forth, as of the date hereof, outstanding surety bonds which guarantee obligations of NovaCare and NCES and with respect to which NovaCare and NCES are co-indemnitors of the issuers of such surety bonds. NovaCare hereby agrees that, prior to the closing of the transactions contemplated by the Merger Agreement, it will cash collateralize, and shall take all action necessary to cause NCES to be removed as a co-indemnitor (or to have any other obligation thereunder with respect to NCES terminated) with respect to, the obligations secured by the $4,580,446 bond (Surety ID #21970-001) in favor of Liberty Mutual Insurance Company which secures deductibles under Workers' Compensation insurance policies. NCES agrees that, prior to the closing of the transactions contemplated by the Merger Agreement, it will take all action necessary to cause NovaCare to be removed as a co-indemnitor (or to have any other obligation thereunder with respect to NovaCare terminated) with respect to, all the other surety bonds set forth in Exhibit A.

          Section I of this Letter shall survive the closing of the transactions contemplated by the Merger Agreement or the termination of the Merger Agreement.
Section II of this Letter shall survive the closing of the transactions contemplated by the Merger Agreement.

          Section I of this Letter is for the benefit of NCES and the Investors Indemnified Parties and shall be enforceable by each of them against NovaCare and its successors and assigns.


                                *      *      *

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                              Very truly yours,

                              NOVACARE, INC.

                              By /s/ Timothy E. Foster
                                 --------------------------
                                     Timothy E. Foster


Agreed and Accepted
with respect to Section II

NOVACARE EMPLOYEE SERVICES, INC.


BY /s/ Loren J. Hulber
   ------------------------
   Loren Hulber

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